UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

Telephone: (650) 209-4055

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On December 22, 2025, Apollomics Inc. (the “Company”) issued unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025 and management’s discussion and analysis of financial condition and results of operations (the “MD&A”) for the six months ended June 30, 2025. A copy of such unaudited condensed consolidated interim financial statements is attached hereto as Exhibit 99.1. A copy of the MD&A is attached hereto as Exhibit 99.2.

On December 22, 2025, the Company issued a press release in which the Company reported its financial results for the six months ended June 30, 2025. A copy of such press release is furnished as Exhibit 99.3 hereto.

The information furnished in Exhibit 99.1 and Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

APPLICATION OF HOME COUNTRY PRACTICE RULES

The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the Company’s Class A ordinary shares, par value $0.01 per share (each a “Class A Ordinary Share”), and warrants are listed on the Nasdaq Capital Market. As a foreign private issuer, the Company is permitted under Nasdaq rules to follow home country governance practices instead of certain Nasdaq requirements pursuant to Nasdaq Rule 5615(a)(3). As disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission on April 3, 2025 (the “Annual Report”), the Company follows home country corporate governance practices instead of certain Nasdaq corporate governance requirements, as described in more detail therein. The Company has also informed Nasdaq that it intends to follow home country governance practices in lieu of shareholder approval requirements in Nasdaq Rule 5635, and that it will disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2025 each requirement that it does not follow and describe the home country practices it follows in lieu of such requirements.

EXHIBIT INDEX

Exhibit No.

Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Six Months Ended June 30, 2025 and 2024, and as of June 30, 2025 and December 31, 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2024
99.3	Press release dated December 22, 2025
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apollomics Inc.
Date: December 22, 2025	By:	/s/ Hung Wen (Howard) Chen
		Name	Hung Wen (Howard) Chen
		Title:	Chief Executive Officer